UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of January, 2012

Commission File Number 001-33085

RRsat Global Communications Network Ltd.
(Translation of registrant’s name into English)

RRsat Building
Hanegev Street
POB 1056
Airport City 70100
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

RRsat Global Communications Network Ltd.

On January 15, 2012, Gilad Ramot resigned from his position as director of the registrant, and the board of directors of the registrant elected Alexander Milner on January 18, 2012 to fill the vacancy created by Mr. Ramot's resignation.

Alexander Milner, a member of the registrant's board of directors from December 2006 until April 2011, is the Chairman of Rapac Communication & Infrastructure Ltd.  Mr. Milner was the Managing Director of Rapac Communication & Infrastructure Ltd. from 1989 until the end of 2006. Prior to that, Mr. Milner was Corporate Vice President and General Manager of the communications group of Tadiran Electronics Ltd.  Mr. Milner is also the Managing Director of O.R.T. Technologies Ltd., a public company traded on the Tel-Aviv Stock Exchange, and the Chairman of Orpak Systems Ltd. and Transway Ltd.  Mr. Milner received an M.Sc. degree in Electrical Engineering from the Technion in Israel and is a graduate of the Advanced Management Program from INSEAD/Stanford University.

Mr. Ramot did not resign from the registrant’s board of directors because of any disagreement with the registrant or any matter relating to the registrant’s operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

By:	/S/ OHAD HAR-LEV
Name:	Ohad Har-Lev
Title:	General Counsel and Secretary

Date: January 19, 2012